

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 1, 2013

<u>**VIA U.S. MAIL**</u>

Matthew DiClemente, Esq.
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103

Re: <u>AIM Sector Funds (Invesco Sector Funds); File No. 812-14115</u>

Dear Mr. DiClemente:

By form APP-WD filed with the Securities and Exchange Commission on January 31, 2013, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Mary Kay Frech
Branch Chief